

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

<u>Via E-Mail</u>
Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands

> **Re:** **ING Groep N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 18, 2010**
> **File No. 001-14642**

Dear Mr. Flynn:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director